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Exhibit 12

SOUTHWEST WATER COMPANY AND SUBSIDIARIES

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIOS

	Years Ended December 31,(1)
(In thousands, except for ratio data)	2008	2007 As Restated	2006 As Restated	2005 As Restated	2004 As Restated
Earnings:
Income (loss) from continuing operations before income taxes	$(40,648)	$7,486	$8,709	$4,655	$(271)
Total fixed charges	12,473	12,096	11,559	11,655	8,643
Less: Interest capitalized	(338)	(794)	(564)	(737)	(501)

Total earnings	$(28,513)	$18,788	$19,704	$15,573	$7,871

Fixed Charges:
Interest expense, including amortization of debt discounts and issuance costs	$9,159	$8,435	$8,439	$8,402	$5,928
Interest capitalized	338	794	564	737	501
Interest component of rentals(1)	2,976	2,867	2,556	2,516	2,214

Total fixed charges	$12,473	$12,096	$11,559	$11,655	$8,643

Ratio of Earnings to Fixed Charges:
Ratio	—	1.55x	1.70x	1.34x	—
Deficiency	$40,986	$—	$—	$—	$772

(1)
Reflects one-third of rental expense under operating leases considered to represent interest costs.

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  Exhibit 12
SOUTHWEST WATER COMPANY AND SUBSIDIARIES
COMPUTATION OF EARNINGS TO FIXED CHARGES RATIOS